UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 6)
Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities and Exchange Act of 1934
HILAND HOLDINGS GP, LP
(Name of Issuer)
HILAND HOLDINGS GP, LP
HILAND PARTNERS GP HOLDINGS, LLC
HH GP HOLDING, LLC
HPGP MERGERCO, LLC
CONTINENTAL GAS HOLDINGS, INC.
HAROLD HAMM DST TRUST
HAROLD HAMM HJ TRUST
HAROLD HAMM
JOSEPH L. GRIFFIN
MATTHEW S. HARRISON
BERT MACKIE
(Names of Person(s) Filing Statement)

COMMON UNITS
REPRESENTING LIMITED PARTNER INTERESTS OF HILAND HOLDINGS GP, LP
(Title of Class of Securities)
43129M107
(CUSIP Number of Class of Securities)

Matthew S. Harrison
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Telephone: (580) 242-6040
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Douglas E. McWilliams	Joshua Davidson
Vinson & Elkins LLP	Paul F. Perea
1001 Fannin Street, Suite 2500	Baker Botts L.L.P.
Houston, Texas 77002	910 Louisiana Street
Telephone: (713) 758-2222	Houston, Texas 77002
Telephone: (713) 229-1234
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction ☐.
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$20,366,276	$1,137

*	As of June 30, 2009, there were (i) 8,469,448 common units of Hiland Holdings GP, LP outstanding that were owned by unitholders other than Harold Hamm, Continental Gas Holdings, Inc., the Harold Hamm DST Trust and the Harold Hamm HJ Trust and (ii) 16,500 restricted common units of Hiland Holdings GP, LP outstanding that were owned by non-employee directors of the general partner of Hiland Holdings GP, LP, which restricted common units will become fully vested as common units immediately prior to the closing of the merger.
Total consideration of $20,366,276 was determined based upon the product of (i) 8,485,948, the aggregate number of common units proposed to be converted into the right to receive merger consideration, and (ii) the merger consideration per common unit of $2.40.
In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.00005580 by the total consideration.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$2,861
Filing Party:	Hiland Partners, LP and Hiland Holdings GP, LP
Form or registration No.:	Schedule 14A
Date Filed:	July 1, 2009

INTRODUCTION
     This Amendment No. 6 to the Transaction Statement on Schedule 13E-3, together with exhibits hereto (this “Schedule 13E-3”), is being filed by Hiland Holdings GP, LP, a Delaware limited partnership (“Hiland Holdings”), Hiland Partners GP Holdings, LLC, a Delaware limited liability company and the general partner of Hiland Holdings (“Holdings GP”), HH GP Holding, LLC, an Oklahoma limited liability company and affiliate of Harold Hamm (“Parent”), HPGP MergerCo, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“HPGP Merger Sub”), the Harold Hamm DST Trust, the Harold Hamm HJ Trust, Continental Gas Holdings, Inc., a Delaware corporation and affiliate of Harold Hamm (“Continental Gas”), Harold Hamm, Chairman of Hiland Holdings, Joseph L. Griffin, Chief Executive Officer and President of Hiland Holdings, Matthew S. Harrison, Chief Financial Officer and Vice President—Finance and Secretary of Hiland Holdings, and Bert Mackie, trustee of the Hamm family trusts, in connection with the Agreement and Plan of Merger, dated June 1, 2009, among Hiland Holdings, Holdings GP, Parent and HPGP Merger Sub (the “Hiland Holdings merger agreement,” and the transactions set forth therein, the “Hiland Holdings merger”).
     The purpose of this Amendment No. 6 to the Transaction Statement on Schedule 13E-3 is to report (i) the adjournment of the special meeting of unitholders of Hiland Holdings on November 3, 2009 until December 4, 2009 (ii) the execution of an amendment to the Hiland Holdings merger agreement increasing the merger consideration from $2.40 per common unit to $3.20 per common unit and extending the end date under the Hiland Holdings merger agreement to December 11, 2009, (iii) the determination and recommendation of a special committee of independent directors of Holdings GP that the Hiland Holdings merger agreement, as amended, is advisable, fair to and in the best interests of Hiland Holdings and its public unitholders, (iv) the approval by the board of directors of Holdings GP of the Hiland Holdings merger agreement, as amended, based on the recommendation of the special committee, (v) the recommendation of the board of directors of Holdings GP to the Hiland Holdings public unitholders to approve the Hiland Holdings merger and (vi) Mr. Hamm's agreement to lend Hiland Holdings $1.5 million as a secured loan, junior to Hiland Holdings' senior secured credit agreement, such loan to be fully due and payable on December 31, 2009.

Item 10. Source and Amounts of Funds or Other Consideration
In connection with the amendment of the Hiland Holdings merger agreement, as described below in Item 15, which disclosure is incorporated by reference into this Item 10, the total consideration for the Hiland Holdings merger is approximately $27,155,033.00.
Item 15. Additional Information
Regulation M-A Item 1011
(b)   This Item 15(b) shall be deemed to amend and supplement Item 15(b) of this Schedule 13E-3:
On November 3, 2009, Hiland Holdings adjourned its special meeting of unitholders scheduled to take place that afternoon and postponed the vote until December 4, 2009. In addition, Hiland Holdings also announced that the board of directors of Holdings GP had approved and executed an amendment to the Hiland Holdings merger agreement based on the recommendation of a special committee, comprised entirely of independent directors of Holdings GP, that the Hiland Holdings merger agreement, as amended, was advisable, fair to and in the best interests of Hiland Holdings and its public unitholders. In making its determination, the special committee considered, among other things, the updated fairness opinion of its financial advisor with respect to the increased merger consideration. The Hiland Holdings merger agreement amendment (the "amendment"), which is attached as Exhibit (a)(9) hereto and is incorporated into this Item 15 by reference, increases the consideration per common unit of Hiland Holdings from $2.40 to $3.20. The amendment also extends the earliest date upon which either party can terminate the Hiland Holdings merger agreement for the reason that the closing had not yet occurred from November 6, 2009 to December 11, 2009. The board of directors of Holdings GP and the special committee of Holdings GP, each recommends that the Hiland Holdings public unitholders approve the Hiland Holdings merger.
On November 3, 2009, Mr. Hamm entered into an amendment to the funding and equity rollover commitment letter, dated June 1, 2009, to revise the amount he agreed therein to contribute to Parent to cover the increase in the merger consideration and related transaction expenses.
Concurrently with the amendments, Hiland Holdings borrowed $1.5 million from Mr. Hamm and issued a term promissory note to Mr. Hamm in the principal amount of $1.5 million (the “note”). The note, which is attached as Exhibit (d)(6) hereto and is incorporated into this Item 15 by reference, is secured by all of Hiland Holdings’ ownership interests in Hiland Partners, LP and its general partner, other than the 2% general partner interest and the incentive distribution rights (the “note collateral”), and is subordinate to the security interest in the note collateral securing Hiland Holdings’s borrowings under the First Amended and Restated Senior Secured Credit Agreement, dated as of August 7, 2009, between Hiland Holdings and The Security National Bank of Enid (the “senior secured credit agreement”). The note will accrue interest on the same terms as the senior secured credit agreement. The loan proceeds will be used to fund working capital expenditures for the remainder of 2009, including fees and expenses associated with the Hiland Holdings merger. The loan will be fully due and payable on December 31, 2009 and has been approved by the Hiland Holdings conflicts committee.
Item 16. Exhibits
Regulation M-A Item 1016

Exhibit No.	Description

Exhibit (a)(8)	Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated November 3, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A on November 4, 2009).

Exhibit (d)(4)
Amendment No. 2, dated November 3, 2009, to the Agreement and Plan of Merger, dated as of June 1, 2009, by and between Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, HH GP Holding, LLC and HPGP MergerCo, LLC (incorporated by reference to Exhibit 2.1 to Hiland Holdings GP, LP’s Current Report on Form 8-K filed on November 4, 2009).

Exhibit (d)(5)
Amendment No. 1, dated November 3, 2009, to the funding and equity rollover commitment letter, dated as of June 1, 2009, by and between Harold Hamm and HH GP Holding, LLC (related to the Hiland Holdings GP, LP merger)(incorporated by reference to Exhibit 2.3 to Hiland Holdings GP, LP’s Current Report on Form 8-K filed on November 4, 2009).

Exhibit (d)(6)
Term Promissory Note dated November 3, 2009 of Hiland Holdings GP, LP in favor of Harold Hamm (incorporated by reference to Exhibit 10.1 to Hiland Holdings GP, LP’s Current Report on Form 8-K filed on November 4, 2009).

*	Previously filed.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2009	HILAND HOLDINGS GP, LP

	By:	Hiland Partners GP Holdings, LLC,
its general partner

	By:	/s/ Matthew S. Harrison
	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President—
Finance and Secretary

Dated: November 4, 2009	HILAND PARTNERS GP HOLDINGS, LLC

	By:	/s/ Matthew S. Harrison

	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President—
Finance and Secretary

Dated: November 4, 2009	HPGP MERGERCO, LLC

	By:	/s/ Harold Hamm

	Name:	Harold Hamm
	Title:	President

Dated: November 4, 2009	HH GP HOLDING, LLC

	By:	/s/ Harold Hamm

	Name:	Harold Hamm
	Title:	Sole Member

Dated: November 4, 2009	CONTINENTAL GAS HOLDINGS, INC.

	By:	/s/ Harold Hamm

	Name:	Harold Hamm
	Title:	Sole Director

Dated: November 4, 2009	HAROLD HAMM DST TRUST

	By:	/s/ Bert Mackie

	Name:	Bert Mackie
	Title:	Trustee

Dated: November 4, 2009	HAROLD HAMM HJ TRUST

	By:	/s/ Bert Mackie

	Name:	Bert Mackie
	Title:	Trustee

Dated: November 4, 2009	HAROLD HAMM

/s/ Harold Hamm

Harold Hamm

Dated: November 4, 2009	JOSEPH L. GRIFFIN

/s/ Joseph L. Griffin

Joseph L. Griffin

Dated: November 4, 2009	MATTHEW S. HARRISON

/s/ Matthew S. Harrison

Matthew S. Harrison

Dated: November 4, 2009	BERT MACKIE

/s/ Bert Mackie

Bert Mackie

EXHIBIT INDEX

Exhibit No.	Description

*(a)(1)	Definitive Proxy Statement of Hiland Holdings GP, LP and Hiland Partners, LP (incorporated by reference to the Hiland Holdings GP, LP and Hiland Partners, LP Joint Definitive Proxy Statement filed with the Securities and Exchange Commission on September 11, 2009).

*(a)(2)	Form of Proxy Card for Hiland Holdings GP, LP unitholders (attached to the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

*(a)(3)	Joint press release issued by Hiland Holdings GP, LP and Hiland Partners, LP, dated June 1, 2009 (incorporated by reference to Exhibit 99.1 to Hiland Holdings GP, LP’s Form 8-K, dated June 1, 2009 and filed June 1, 2009).

*(a)(4)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated October 20, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A filed on October 20, 2009).

*(a)(5)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated October 26, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A filed on October 26, 2009).

*(a)(6)
Amendment No. 1, dated October 26, 2009, to the Agreement and Plan of Merger, dated as of June 1, 2009, by and between Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, HH GP Holding, LLC and HPGP MergerCo, LLC (incorporated by reference to Exhibit 2.1 of the materials filed under cover of Schedule 14A filed on October 27, 2009).

*(a)(7)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP on October 27, 2009 (incorporated by reference to Exhibit 99.1 of the materials filed under cover of Schedule 14A filed on October 27, 2009).

(a)(8)	Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated November 3, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A on November 4, 2009).

*(c)(1)	Opinion of Barclays Capital Inc. to the conflicts committee of the board of directors of Hiland Holdings GP, LP, dated June 1, 2009 (included as Annex F of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

*(c)(2)	Discussion materials prepared by Barclays Capital Inc., dated November 17, 2008 (incorporated by reference to Exhibit (c)(2) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(3)	Discussion materials prepared by Barclays Capital Inc., dated November 20, 2008 (incorporated by reference to Exhibit (c)(3) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(4)	Presentation materials prepared by Wells Fargo Securities, LLC, dated December 18, 2008 (incorporated by reference to Exhibit (c)(4) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(5)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 5, 2008 (incorporated by reference to Exhibit (c)(5) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(6)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 8, 2009 (incorporated by reference to Exhibit (c)(6) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(7)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 9, 2009 (incorporated by reference to Exhibit (c)(7) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(8)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 21, 2009 (incorporated by reference to Exhibit (c)(8) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(9)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 3, 2009 (incorporated by reference to Exhibit (c)(9) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(10)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 3, 2009 (incorporated by reference to Exhibit (c)(10) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(11)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 13, 2009 (incorporated by reference to Exhibit (c)(11) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(12)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 16, 2009 (incorporated by reference to Exhibit (c)(12) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(13)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 16, 2009 (incorporated by reference to Exhibit (c)(13) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(14)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 17, 2009 (incorporated by reference to Exhibit (c)(14) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(15)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 17, 2009 (incorporated by reference to Exhibit (c)(15) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(16)	Presentation materials prepared by Wells Fargo Securities, LLC, dated April 16, 2009 (incorporated by reference to Exhibit (c)(16) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(17)	Materials presented by Barclays Capital Inc. to the conflicts committee of Hiland Partners GP Holdings, LLC on March 2, 2009.

*(c)(18)	Materials presented by Barclays Capital Inc. to the conflicts committee of Hiland Partners GP Holdings, LLC on March 13, 2009.

*(c)(19)	Materials presented by Barclays Capital Inc. to the conflicts committee of Hiland Partners GP Holdings, LLC on May 27, 2009.

Exhibit No.	Description

*(c)(20)	Materials presented by Barclays Capital Inc. to the conflicts committee and board of directors of Hiland Partners GP Holdings, LLC on June 1, 2009.

*(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2009, by and between HH GP Holding, LLC, HPGP MergerCo, LLC, Hiland Partners GP Holdings, LLC and Hiland Holdings GP, LP (included as Annex D of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

*(d)(2)	Hiland Holdings funding and equity rollover commitment letter, dated as of June 1, 2009, by and between Harold Hamm and HH GP Holding, LLC (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Hiland Holdings on June 1, 2009).

*(d)(3)	Hiland Holdings Support Agreement, dated as of June 1, 2009, by and between Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, Harold Hamm, Continental Gas Holdings, Inc., Bert Mackie, as trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust, HH GP Holding, LLC and HPGP MergerCo, LLC (incorporated by reference to Exhibit 2.5 of the Current Report on Form 8-K filed by Hiland Holdings on June 1, 2009).

(d)(4)	Amendment No. 2, dated November 3, 2009, to the Agreement and Plan of Merger, dated as of June 1, 2009, by and between Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, HH GP Holding, LLC and HPGP MergerCo, LLC (incorporated by reference to Exhibit 2.1 to Hiland Holdings GP, LP’s Current Report on Form 8-K filed on November 4, 2009).

(d)(5)	Amendment No. 1, dated November 3, 2009, to the funding and equity rollover commitment letter, dated as of June 1, 2009, by and between Harold Hamm and HH GP Holding, LLC (related to the Hiland Holdings GP, LP merger)(incorporated by reference to Exhibit 2.3 to Hiland Holdings GP, LP’s Current Report on Form 8-K filed on November 4, 2009).

(d)(6)	Term Promissory Note dated November 3, 2009 of Hiland Holdings GP, LP in favor of Harold Hamm (incorporated by reference to Exhibit 10.1 to Hiland Holdings GP, LP’s Current Report on Form 8-K filed on November 4, 2009).

(f)	None.

(g)	None.

* Previously filed.